Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Avalon Rare Metals Inc. (the “Company”) on Form 40-F for the period ended August 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, R. James Andersen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 29, 2013	/s/ James Andersen

R. James Andersen

Chief Financial Officer and Vice President, Finance

A signed original of this written statement required by Section 906 has been provided to Avalon Rare Metals Inc. and will be retained by Avalon Rare Metals Inc. and furnished to the Securities and Exchange Commission or its staff upon request.